Howloo, Inc.

ANNUAL REPORT

4206 Okeechobee Rd
Fort Pierce, FL 34947
941-237-0287
https://www.blackoutcoffee.com/

This Annual Report is dated April 30, 2026.

BUSINESS

Company Overview

We are a community-engaged, small-batch coffee roasting company headquartered in Florida. We sell uniquely branded coffee products and merchandise online, nationally, under the brand "Blackout Coffee Co.," including whole bean or ground coffee, coffee pods, flavored coffee, tea and hot cocoa. In 2021, we launched our subscription based coffee club model, through which customers receive regular deliveries of our products to their home or business. We have grown to almost 22,000 active subscriptions since we launched the service. Our customers love our high-quality, distinctive coffees. They also love the opportunities we provide them to connect and support.

Our Products

We roast our premium specialty coffees entirely in-house and infuse them with traditional American values to create our own slice of the small-batch coffee industry, which is expected to reach $152.69 billion by 2030. Yahoo Finance, https://finance.yahoo.com/news/specialty-coffee-market-size-attain-

We source premium specialty grade green coffee beans which are graded at 80 points or above on a 100-point scale. Specialty coffees are grown at the perfect altitude, at the correct time of year, in the best soil, and then are harvested at just the right time. We work with local farmers that grow this high-quality coffee and we adopt a strict adherence to small batch roasting our coffee, which enables us to consistently provide coffee having exceptional taste! We currently work with five (5) different coffee bean providers, and there are a significant additional number of suppliers with which we can contract if there is any interruption in our supply chain with our current suppliers.

We roast, pack-and-ship our coffee with quickly – with a goal of shipping orders within 24-48 hours after receipt. This means our customers get the coffee beans just days after they're roasted. The combination of our premium coffee beans, highly controlled roasting process, and immediate shipping gives our customers an elite coffee experience.

Our premium coffee blends have earned over 350,000 customers, more than 950,000 orders, and almost 22,000 active coffee club subscriptions.

We actively support the military, veterans, police, firefighters, first-responders, and all Americans who see their work as their duty - not just a job. We have partnered with Jared Yanis, many known podcasters, Bare Knuckle Fighting Championship, and have grown our revenue from $130,000 in 2019 to $18,359,881 in 2025.

Corporate History

The Company was initially formed as an LLC (Howloo LLC) and converted to a Delaware C-corporation on January 1st, 2023.

Competitors and Industry

Coffee subscriptions market is currently valued at US $685 million with a forecasted high-value of US $1.98 billion by end of 2032. https://www.factmr.com/report/coffee-subscription-market. The access to coffee software and easy integrations with e-commerce platforms have permitted coffee roasters to offer subscription coffee services and direct-to-customer sales at scale. According to a recent study published by The Brainy Insights, the global specialty coffee market is expected to grow from USD $53.67 billion in 2021 to USD $152.69 billion by 2030, at a compound annual growth rate (CAGR) of 12.32. Yahoo Finance, https://finance.yahoo.com/news/specialty-coffee-market-size-attain-200000218.html

Our focus on conservative values, duty, family, and rights, has resulted in a large, passionate customer base. The specialty coffee market, however, is intensely competitive. We face significant and increasing competition in all these areas in each of our channels and markets. If we cannot compete successfully with other entities in the market, we could lose customers and our revenue could decline. We expect competition in this market to continue to be intense as we compete on a variety of fronts, including, without limitation, anticipating and responding to changing consumer demands in a timely manner; establishing and maintaining favorable brand-name recognition; achieving and maintaining product quality; hiring and retaining key employees; maintaining and growing market share; developing quality and differentiated products that appeal to consumers; establishing and maintaining acceptable relationships with wholesale customers; pricing products appropriately; optimizing roasting and supply chain capabilities; and protecting our intellectual property.

Current Stage and Roadmap

Since we launched our Blackout Coffee Brand in 2018, we have created over 40 coffee roasts and flavors, and have experienced
tremendous growth serving over 350,000 customers and surpassing 950,000 in fulfilled orders. During 2024, we moved our operations to a new facility in Fort Pierce, Florida, that has approximately 64,000 square feet of warehouse and manufacturing space.

Previous Offerings

The Company conducted a Regulation CF offering from September 18, 2025 through December 18, 2025, during which shares of common stock were issued to investors.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2024 was $16,651,458 compared to $18,359,881 in fiscal year 2025, an increase of approximately 10%. This growth was driven by continued strength in the Company's direct-to-consumer business, recurring subscription sales, expanded wholesale relationships, and continued brand recognition. The Company also benefited from the increased production capacity of its larger facility and upgraded equipment, which supported higher order volume and improved fulfillment capabilities.

Cost of Sales

Cost of Sales for fiscal year 2024 was $6,577,187 compared to $8,469,198 in fiscal year 2025, an increase of approximately 29%. The increase was primarily due to higher sales volume, increased green coffee bean costs, packaging materials, freight expenses, and labor costs required to support higher production levels. Industry-wide inflationary pressures on raw materials and logistics also impacted costs during the year.

Gross Margins

Gross margins for fiscal year 2024 were $10,074,271 compared to $9,890,683 in fiscal year 2025, a decrease of approximately 2%. Although revenue increased, gross margins declined modestly as higher green coffee bean costs, packaging costs, and freight expenses outpaced sales growth. The Company expects margin opportunities going forward through operational efficiencies, vendor negotiations, and product mix optimization.

Expenses

Expenses for fiscal year 2024 were $9,751,719 compared to $11,596,861 in fiscal year 2025, an increase of approximately 19%. The increase was primarily driven by higher marketing and advertising investments to support long-term customer acquisition and revenue growth, payroll and staffing expenses, expanded operational overhead, and continued investments in infrastructure, systems, and brand development.

Net Income (Loss)

Net income for fiscal year 2024 was $256,432 compared to a net loss of ($1,857,963) in fiscal year 2025. The change was primarily attributable to increased green coffee bean costs, higher overall cost of goods sold, and increased operating expenses during a year in which the Company continued investing in growth initiatives, customer acquisition, infrastructure, and production capacity intended to support future scale.

Historical results and cash flows:

The Company is an established revenue-generating business that continues to pursue growth opportunities. Historical cash flows may not be fully indicative of future results, as the Company has continued to invest in expanded production capacity, operational infrastructure, and marketing initiatives that may result in changing cost structures and revenue levels going forward.

Historically, cash flows have been generated primarily through product sales and equity investments. The Company's objective is to continue growing its direct-to-consumer and wholesale channels while evaluating additional e-commerce marketplaces and retail opportunities in 2026. While management believes prior investments may support future growth, there can be no assurance that future operating results or cash flows will be consistent with historical performance or current expectations.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $1,747,700.00.

Debt

The Company has a SBA Loan

$109,681 long-term

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Santos

John Santos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer & Director
• Dates of Service: January, 2023 - Present
• Responsibilities: Responsible for Operations, Production & Marketing.

Name: Rachael A. Santos

Rachael A. Santos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer, Secretary and Director
• Dates of Service: January, 2023 - Present
• Responsibilities: Responsible for Customer Relations, Accounting & Administration.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name: John Santos (John Santos, as CEO, holds voting power via proxy for certain outstanding shares of Common Stock)
Number of Securities Owned: 6,458,400
Type of Security Owned: Common Stock

Percentage: 36.23%

Name: Rachael A. Santos
Number of Securities Owned: 6,458,400
Type of Security Owned: Common Stock
Percentage: 36.23%

RELATED PARTY TRANSACTIONS

Rollo Management LLC

Name of Entity: Rollo Management LLC
Name of Related Person: John Santos
Relationship to Company: CEO and Director

Nature / Amount of Interest in the Transaction:
During the year ended December 31, 2025, the Company engaged Rollo Management LLC, an entity owned by John Santos, for business and marketing-related services. Total transactions for these services amounted to approximately $44,610.

The Company did not have any outstanding balances payable or receivable with Rollo Management LLC as of December 31, 2025.

7 Hawks Media LLC

Name of Entity: 7 Hawks Media LLC
Name of Related Person: Jared Yanis
Relationship to Company: Shareholder

Nature / Amount of Interest in the Transaction:
During the year ended December 31, 2025, the Company engaged 7 Hawks Media LLC for advertising and marketing services, including the purchase of advertising placements on the Guns & Gadgets YouTube channel. Total transactions for these services amounted to approximately $252,000.

The Company did not have any outstanding balances payable or receivable with 7 Hawks Media LLC as of December 31, 2025.

OUR SECURITIES

Common Stock

Authorized: 19,300,000
Outstanding: 17,827,016
Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.
Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.
Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.
The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.
Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $2,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

Many of our competitors have substantially greater financial, technological, roasting, sale, marketing, distribution, and other resources, have been in business longer and have greater brand recognition. Their greater capabilities in these areas may enable them to compete more effectively on the basis of price, more quickly develop new products, and more easily withstand increasing costs. The general availability of coffee roasting also allows new entrants easy access to the markets in which we compete, which may increase the number of competitors. Any of these competitive factors may adversely affect our business. If our competitors begin to evolve their business strategies and adopt aspects of our business model, such as our subscription model and innovative content and branding, including veteran and first-responder-focused branding, our customers may be drawn to those competitors for their beverage needs and our business could be harmed.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions

Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Uncertain Regulatory Landscape

Our ability to sell product is dependent on the outside government regulations such as those promulgated by the Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC") and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of our product may no longer be in the best interest of the Company. We have existing intellectual property that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.
We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.
The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.
Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.
We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we will need to attract and hire additional employees in sales, marketing, manufacturing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
If we fail to offer a high-quality customer experience, our business and reputation will suffer.

Numerous factors may impact a customer's experience which may in turn impact the likelihood of such customer returning. Those factors include customer service, convenience, taste, price, quality and brand image. In addition to providing high quality products, we place a strong emphasis on supporting the veteran and military community and providing inspiring and entertaining media. Any failure to meet customer expectations concerning our veteran and military support may result in negative customer experiences that adversely affect customer retention.
Interruption of our supply chain of coffee or merchandise could affect our ability to produce or deliver our products and could negatively impact our business and profitability.

We contract with suppliers and manufacturers to procure coffee beans, supplies, equipment, and other materials and products. Specifically, we work with five (5) different coffee bean providers, however, believe there are a significant additional number of suppliers with which we can contract if there is any interruption in our supply chain with our current suppliers. Any material interruption in our supply chain, such as material interruption of the supply of coffee beans or our roasting machines, merchandise, apparel, or packaging for our products could have a negative material impact on our business and our profitability. Disruptions could occur due to trade restrictions, such as increased tariffs or quotas, increased shipping prices, embargoes or customs restrictions, pandemics, social or labor unrest, weather or natural disasters, political disputes and military conflicts, or other potential incidents, could also have a negative material impact on our business and our profitability.
We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our brand. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

Risks of borrowing and restrictions on our ability to borrow.

We currently have outstanding loans and may have to seek loans in the future from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We have filed for a trademark for "Blackout Coffee Co." and own various copyrights, Internet domain names, and trade secrets. Competitors may misappropriate or violate the rights owned by us. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may be costly. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this offering, we may need to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock, including, but not limited to, having dividend and liquidation preferences. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Because no public trading market for our common stock currently exists, it will be difficult for you to sell the common stock and, if you are able to sell the common stock, you may have to sell them at a substantial discount to the price you paid for the common stock. There is no public market for our Shares. Until our Shares are listed on an exchange, if ever, you may not sell your Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Shares promptly or at all. If you are able to sell your Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

Investors in our common stock will have to assign their voting rights.

The holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the "Proxy"), that will limit their ability to vote their common stock until the occurrence of certain events specified in the proxy, which may never occur. The inability of the holders of common stock issued in this offering to vote their common stock, and the provision of a voting proxy to our chief executive officer, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Our officers and directors have voting control.

Upon the closing of this offering, assuming this offering is fully subscribed and the maximum number of bonus shares are issued, and including, all shares of common stock for which our Chief Executive Officer shall have the right to vote pursuant to voting proxies, the Officers of the Company shall hold a majority of the voting power of the Company. Upon the closing of this offering, assuming this offering is fully subscribed and the maximum number of bonus shares are issued, and including, all shares of common stock for which our Chief Executive Officer shall have the right to vote pursuant to voting proxies, our executive officers and directors, as a group, shall hold approximately 92.5% of the voting power of the Company. As a result, our executive officers and directors are able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Florida, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Florida, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreement, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Using a credit card to purchase shares may impact the return on your investment.

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled

Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the common stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the common stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Howloo, Inc.

By /s/ *John Santos*

Title: CEO and Director

By /s/ *John Santos*

Name: John Santos

Title: CEO and Director

By /s/ *Rachael Santos*

Name: Rachael Santos

Title: CFO, Secretary and Director

Exhibit A
FINANCIAL STATEMENTS

HOWLOO, INC. DBA BLACKOUT COFFEE CO.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDING DECEMBER 31, 2025 AND 2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash	$ 1,747,700	$ 2,750,554
Accounts receivable, net	43,526	96,017
Inventory	1,516,309	1,463,317
Prepaids and other current assets	488,690	709,402
Total current assets	$ 3,796,224	5,019,290
Property and equipment, net	750,602	977,348
Intangible assets, net	2,612	2,945
Right of use assets	1,813,096	2,278,248
Total assets	$ 6,362,534	$ 8,277,831
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	103,980	$ 314,627
Credit card	234,306	212,346
Current portion of long-term debt	17,600	17,600
Lease liability, current	453,525	344,797
Other current liabilities	291,185	290,466
Total current liabilities	$ 1,100,597	1,179,836
Other long-term liabilities		
Lease liability, non-current	1,533,066	1,986,591
Non-current portion of long -term debt	92,081	98,559
Total liabilities	$ 2,725,743	3,264,986
Stockholders' equity:		
Common stock, $0.0001 par value, 19,300,000 shares authorized, 17,827,016 & 17,103,388 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	1,782	1,710
Additional paid-in capital	4,759,160	4,277,323
Retained earnings	(1,124,151)	733,812
Total stockholders' equity	3,636,791	5,012,845
Total liabilities and stockholders' equity	$ 6,362,534	$ 8,277,831

See the accompanying notes to the financial statements

		Years Ended December 31,	
		2025	**2024**
Net revenues	$	18,359,881	$ 16,651,458
Cost of goods sold		8,469,198	6,577,187
Gross profit	$	9,890,683	10,074,271
Operating expenses:			
General and administrative		1,507,474	1,282,372
Sales and marketing		10,089,386	8,469,347
Total operating expenses	$	11,596,861	9,751,719
Income/(loss) from operations		(1,706,178)	322,552
Other income (expense):			
Interest expense		(5,310)	(10,255)
Other income (loss)		(146,475)	34,662
Income (loss) before provision for income taxes	$	(151,785)	24,407
Benefit/(provision) for income taxes		-	(90,527)
Net income/(loss)	$	(1,857,963)	256,432
Weighted average number of common shares outstanding - basic and diluted		17,827,016	16,924,833
Net loss per common share - basic and diluted	$	(0.10)	$ 0.02

See the accompanying notes to the financial statements

HOWLOO INC. DBA BLACKOUT COFFEE CO.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained earnings/(Accumulated deficit)	Total Stockholders'
	Shares	Amount	Capital		Equity
Balance at December 31, 2023	16,861,854	$ 1,686	$ 2,529,229	$ 477,380	$ 3,008,295
Issuance of common stock	241,534	24	1,748,094	-	1,748,118
Net Profit	-	-	-	256,432	256,432
Balance at December 31, 2024	17,103,388	$ 1,710	$ 4,277,323	$ 733,812	$ 5,012,845
Balance at December 31, 2024	17,103,388	$ 1,710	$ 4,277,323	$ 733,812	$ 5,012,845
Issuance of common stock	723,628	72	481,858	-	481,930
Net Loss	-	-	-	(1,857,963)	(1,857,963)
Balance at December 31, 2025	17,827,016	$ 1,782	$ 4,759,181	$ (1,124,151)	$ 3,636,812

See the accompanying notes to the financial statements

	Years Ended December 31,	
	2025	2024
Cash Flows From Operating Activities		
Net income/(loss)	$ (1,857,963)	$ 256,432
Adjustments to reconcile net income to net cash used in		
Amortization of Intangibles	333	-
Depreciation and amortization	88,495	121,279
Non-cash interest expense	-	23,978
Amortization of ROU assets	465,152	-
Loss on disposal of property and equipment	184,565	-
Changes in operating assets and liabilities:		
Acccounts receivable, net	52,491	(96,017)
Inventory	(52,992)	(846,297)
Prepaids and other current assets	220,712	(540,314)
Accounts payable	(210,647)	200,831
Credit card	21,960	69,852
Other current liabilities	719	236,104
Net cash used in operating activities	(1,087,174)	(574,152)
Cash Flows From Investing Activities		
Purchase of property and equipment	(46,314)	(476,157)
Net cash used in investing activities	(46,314)	(476,157)
Cash Flows From Financing Activities		
Repayments of debt	(351,275)	(96,381)
Issuance of common stock	481,909	1,748,118
Net cash provided by (used in) financing activities	130,634	1,651,737
Net Change In Cash	(1,002,854)	601,428
Cash at beginning of period	2,750,554	2,149,126
Cash at end of period	$ 1,747,700	$ 2,750,554
Supplemental Disclosure of Cash Flow Information		
Cash paid during the period for interest	$ 4,300	$ 10,255
Cash paid during the year for income taxes	$ -	$ -

See the accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Howloo Inc. DBA Blackout Coffee Co. was formed on April 8, 2016, in the state of Delaware as Howloo LLC. and subsequently incorporated in the same state on January 1, 2023. The financial statements of Howloo Inc. DBA Blackout Coffee Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fort Pierce, Florida.

Howloo Inc. DBA Blackout Coffee Co. prides itself as an American, family owned and operated coffee roasting company that delivers right to your doorstep small batches of freshly roasted coffee. Howloo Inc. DBA Blackout Coffee Co. doesn't just have a passion for making coffee with an exciting but unique taste; they are also proud of what they do and want you to have an amazing cup of coffee knowing that all of their coffee beans are responsibly sourced.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. These financial instruments include cash, accounts receivable and debt payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash

Cash include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2025 and December 31, 2024 the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Equipment – 5-10 years
Vehicles – 5 years
Leasehold improvements – Shorter of estimated useful life or remaining lease term

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of fifteen years.

Leases

The Company accounts for its leases under ASC 842, *Leases*. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue Recognition as we have 5 Steps under ASC 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Determination of the transaction price: The transaction price is the amount of consideration the Company expects to be entitled to in exchange for transferring promised goods or services to the customer. The transaction price may include fixed amounts, variable consideration, or both, and is estimated considering the effects of variable consideration, significant financing components, non-cash consideration, and consideration payable to the customer, if applicable.

4) Allocation of the transaction price to performance obligations: The transaction price is allocated to each performance obligation based on the relative standalone selling prices of each distinct good or service promised in the contract. If standalone selling prices are not directly observable, the Company estimates them using appropriate methods such as adjusted market assessment, expected cost plus margin, or residual approach, as applicable.

5) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of manufactured products (coffee, tea and cocoa) and merchandise online and via wholesale.

Cost of sales

Costs of goods sold include the cost of raw material as well as other directly attributable expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $8,481,626 and $7,085,843 which is included in sales and marketing expenses.

Income Taxes

The Company is taxed as a C Corporation effective January 1, 2023. Under this structure, the Company is subject to federal and applicable state corporate income taxes on its taxable income. The Company has filed all required tax returns from inception through December 31, 2025 and is not yet subject to examination by the Internal Revenue Service or state regulatory agencies.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2026, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of	December 31, 2025	December 31, 2024
Packaging	$ 668,651	$ 252,115
Merchandise	127,133	201,220
Raw Material	199,050	554,334
Finished products	624,298	455,649
RTD's being Disposed	(102,824)	-
Total Inventory	**$ 1,516,309**	**$ 1,463,317**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of	December 31, 2025	December 31, 2024
Prepaid Expense	$ 328,692	$ 39,258
Deposits	6,200	6,200
Deposits on future purchases	109,570	358,264
Escrow receivable	-	305,680
Start Engine Receivable	43,853	-
Stripe Holdings	228	-
Tiktok	147	-
Total Prepaids and Other Current Assets	**$ 488,690**	**$ 709,402**

Other current liabilities consist of the following items:

As of	December 31, 2025		December 31, 2024
Tax Payable	$	111,707	$	65,743
Accrued Interest - SBA		3,571	$	-
Accrued expenses		59,014		23,448
Gift card		116,894		110,749
Income Tax Payable		-		90,526
Total Other Current Liabilities	$	291,185	$	290,466

5.   PROPERTY AND EQUIPMENT

As of December 31, 2025, and December31, 2024, property and equipment consist of:

As of	December 31, 2025		December 31, 2024
Equipment	$	1,072,080	$	1,187,360
Vehicles		195,411		195,411
Leasehold Improvements		78,412		121,327
Property and Equipment, at Cost		1,345,903		1,504,098
Accumlated Depreciation		(595,300)		(526,750)
Property and Equipment, net	$	750,602	$	977,348

Depreciation expenses for the periods ended December 31, 2025, and December 31, 2024, were in the amount of $88,495 and $120,947, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2025, and December 31, 2024, intangible assets consist of:

As of	December 31, 2025		December 31, 2024
Website	$	5,000	$	5,000
Intangible Assets, at Cost		5,000		5,000
Accumlated amortization		(2,388)		(2,055)
Intangible Assets, Net	$	2,612	$	2,945

Amortization expense for the period ended December 31, 2025, and December 31, 2024, were in the amount of $333 and $3331 respectively.

7. STOCKHOLDERS' EQUITY

The ownership percentages of the stockholders are as follows:

As of	December 31, 2025	December 31, 2024
John Santos	36%	38%
Rachael Santos	36%	38%
Jared James Yanis	8%	9%
Regulation CF Investors	15%	15%
Regulation A	4%	0%
Total	**100%**	**100%**

In 2024, the Company has raised $1,748,118 through the issuance of its common stock pursuant to an offering under Regulation A, where 241,534 shares were issued.

For the year ended December 31, 2024, there was $305,680 of funds held in escrow, related to these issuances. Direct offering costs related to its financing activities totaled $366,259 for the fiscal year ended December 31, 2024.

As of both December 31, 2025, and December 31, 2024, shares of Common Stock have been issued and were outstanding 17,827,016 & 17,103,388 respectively.

The Company has one class of common stock outstanding, with each share entitled to one vote on all matters submitted to stockholders. Holders are entitled to receive dividends, if and when declared by the Board of Directors, subject to applicable laws and any contractual restrictions. The common stock does not carry preemptive rights.

8. DEBT

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

	Maturity year	Effective interest rate	December 31, 2025	December 31, 2024
SBA Loan	2050	3.75%	$ 109,681	$ 116,159
			109,681	116,159
Total notes payable, net			109,681	116,159
Less: Current portion, net			(17,600)	(17,600)
Notes payable, net			$ 92,081	$ 98,559

As of December 31, 2025, the aggregate maturities of long-term borrowings are as follows:

Period ending December 31,

2025	$	17,600
2026		19,085
2027		20,091
2028		21,165
2029		22,310
Thereafter		9,430
Total maturities of long-term borrowings		109,681
Less: Current portion of long-term borrowings		(17,600)
Long-term borrowings	$	**92,081**

9. RELATED PARTY TRANSACTIONS

The Company engages in transactions with related parties in the ordinary course of business. During the year ended December 31, 2025, the Company incurred expenses of approximately $44,610 to Rollo Management, LLC, an entity owned by the Company's Chief Executive Officer, for marketing management services, and $252,000 to 7 Hawks Media, LLC, an entity owned by a co-owner of the Company, for creator and marketing services. These transactions were conducted for legitimate business purposes. In PY, the Company leases an office building from CEO's holding company. The terms of the lease call for monthly payments of $3,500, and the Company recognized $10,500 in expense in 2024.

As of December 31, 2025 and December 31, 2024, there were no outstanding balances due to or from related parties. The Company did not have material related party transactions during the year ended December 31, 2024, except as otherwise disclosed.

10. COMMITMENTS, CONTINGENCIES

Operating leases

On May 5, 2023 the Company entered into a lease agreement with Renaissance Business Park, LLC, for business premises located in St Lucie County, Florida. Rent commencement shall be November 1, 2023 and the lease is in effect until October 31, 2029. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

On December 12, 2024 the Company entered into a lease agreement with Renaissance Business Park, LLC, for additional business premises located at Unit 26A, 4100 Okeechobee Road, Unit 1, Fort Pierce, Florida. Rent commencement shall be January 1, 2025 and the lease is in effect until January 1, 2030. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

The following is the summary of operating lease assets and liabilities:

	December 31, 2025
Operating Leases	
Right-of-use assets	$ 1,813,098
Short-term lease liabilities	453,525
Long-term lease liabilities	1,533,066
Total lease liabilities	$ 1,986,591
Weighted Average Remaining Lease Term	4.24
Weighted Average Discount Rate	8.72%

The following is the summary of future minimum payments:

Period ending		origina	expanded
2026	598,837	323,337	275,500
2027	610,154	334,654	275,500
Thereafter	1,103,480	552,480	551,000
Total lease payments	2,312,470	1,210,470	1,102,000
Less: Imputed interest	(325,880)	(259,543)	(246,110)
Total	$ 1,986,591	950,928	855,890

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2025, and December 31, 2024.

Litigation and Claims

The Company is involved in a dispute with a former contract manufacturer relating to obligations under a prior co-manufacturing agreement. The former manufacturer has asserted a claim of approximately $409,000 under certain take-or-pay provisions of the agreement. The Company disputes the claim and believes the termination of the agreement was justified based on alleged product quality, packaging, labeling, and production performance issues. The Company intends to vigorously defend its position.

At this time, management, after consultation with legal counsel, is unable to predict the ultimate outcome of the matter. No amounts have been accrued in the accompanying financial statements as management does not believe a loss is probable at December 31, 2025. However, an unfavorable resolution could have an adverse effect on the Company's financial position, results of operations, or cash flows in the period resolved

Income tax

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. For the year ended December 31, 2025, the Company incurred a pretax loss of approximately $1.86 million and, accordingly, no current income tax expense was recorded.

The Company is subject to U.S. federal income tax at a statutory rate of 21% and applicable state taxes, including California at approximately 5.50%. Due to the Company's loss position and cumulative losses, any deferred tax assets generated have been fully offset by a valuation allowance, as realization is not considered more likely than not.

For the year ended December 31, 2024, the Company recorded income tax expense of approximately $90,527. As of December 31, 2025, the Company had no income taxes payable.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025, through April 29, 2026 which is the issuance date of these financial statements.

There were no significant subsequent events requiring disclosure.

I, _____John Santos_____ (Print Name), the ____CEO_____(Principal Executive Officers) of _____Howloo, Inc._____(Company Name), hereby certify that the financial statements of _____Howloo. Inc._____ (Company Name) and notes thereto for the periods ending __December 31, 2024____ (first Fiscal Year End of Review) and December 31, 2025_____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Howloo, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____4/29/2026_____ (Date of Execution).

_____John Santos_____ (Signature)

_____CEO_____ (Title)

_____04/29/2026_____ (Date)